FOR IMMEDIATE RELEASE

MICROMEM TECHNOLOGIES INC. APPOINTS HENRY N. DREIFUS
TO BOARD OF DIRECTORS

TORONTO, CAN. -- March 11, 2008 -- Micromem Technologies Inc. (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), announced today that it has appointed Henry N. Dreifus to serve on the company’s board of directors.

Mr. Dreifus is the founder and managing director of Dreifus Associates Limited, Inc. (DAL), a technology, systems development and solutions integration organization. Among his accomplishments Mr. Dreifus holds a key patent on smart card technology and portable electronic transaction technology. Mr. Dreifus has more than 25 years of experience in the high technology field including extensive experience on strategic engagements ranging from magnetic, optical and intelligent (smart cards) for financial, security, consumer marketing and information applications. He is a recognized world expert in the card technology industry, providing vision for the application of enabling technologies to solve business problems, and advises industry, governments and the U.S. Congress on computer and information technology matters.

In addition to his new appointment to the Micromem board, Mr. Dreifus also currently serves on the boards of Viewzi, Inc. a visual search engine company, TelaDoc Medical Services, Inc., a national medical cross-coverage service, and the Defense Business Board of the United States Department of Defense.

"We are pleased to appoint Mr. Dreifus to this position," said Joseph Fuda, CEO of Micromem. "His background in delivering advanced technology solutions and in the semiconductor industry will bring to Micromem a dimension and skill set that will help the company as it prepares to commercialize its MRAM and magnetic sensor technologies."

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 75,263,277
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.